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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES CLOSING OF SENIOR, SECURED TERM LOAN FACILITY

Vancouver, Canada, July 18, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced today the closing of a senior, secured term loan facility of up to $22 million to be made available to the company by MidCap Financial, LLC in two tranches with an interest rate of Libor plus 8%.

Cardiome currently intends to use the proceeds of the first tranche of $12 million for working capital and general corporate purposes, including the expansion of its sales and marketing efforts for BRINAVESS® and AGGRASTAT® in Europe and other parts of the world, and for clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral). The second tranche of up to $10 million is available to support a product or company acquisition. The loan carries a term of 48 months and is secured by substantially all of the assets of the company.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT™ (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About MidCap Financial, LLC
MidCap Financial is a commercial finance company focused on middle market lending, with emphasis on the broad national healthcare industry. MidCap specializes in $5 million to $200 million loans. The company is headquartered in Bethesda, MD, with offices in Chicago and Los Angeles, and focuses in four areas:

- Asset-Based working capital loans collateralized by third-party accounts receivable and other assets;
- Leveraged loans to companies backed by private equity sponsors;
- Life Sciences loans to VC-backed and public pharmaceutical, biotech, and medical device companies; and
- Real Estate loans to skilled nursing facilities, senior housing properties, and medical office buildings.

Additional information about MidCap Financial can be found at www.midcapfinancial.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our intended use of the proceeds of the first tranche of the loan. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing

products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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